Exhibit 97.1
AMENDED AND RESTATED ASSURED GUARANTY LTD.
EXECUTIVE RECOUPMENT POLICY
(as amended and restated on October 31, 2023)
The following amended and restated recoupment policy (this “Policy”) of Assured Guaranty Ltd. (together with its successors, the “Company”) applies to certain compensatory payments to, or awards held by, Covered Executives (as defined herein), as provided below. This Policy is designed to satisfy the requirements of Section 303A.14 of the New York Stock Exchange Listed Company Manual (the “Listing Standards”) and to satisfy the requirements of Rule 10D-1 (“Rule 10D-1”) as adopted by the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”) to implement Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Capitalized terms not otherwise defined shall have the meanings given to them in Section 3.12.
Article 1. FORFEITURE AND RECOUPMENT FOR MISCONDUCT RESTATEMENTS, AND OVERPAYMENT
Section 1.1Purpose. The purpose of this Article 1 is to provide for forfeiture of unsettled Covered Awards and recoupment of previously settled Covered Awards at the discretion of the Compensation Committee in the event of Misconduct, a Restatement or an overpayment as provided below.
Section 1.2Forfeiture; Right to Recoupment

(a)Covered Executive Misconduct. If there is Misconduct by an individual who, at the time of the Misconduct, was a Covered Executive, then, as determined by the Compensation Committee pursuant to this Policy, the Covered Executive’s unsettled Covered Awards will be subject to forfeiture, and the Covered Executive’s settled Covered Awards will be subject to recoupment, subject to the following:
(i)The forfeiture or recoupment of the Covered Awards will be effective only if the recipient of the Covered Award was a Covered Executive at the time of the Misconduct.

(ii)The forfeiture or recoupment will be effective only if the Covered Executive is notified of the forfeiture or recoupment prior to the one-year anniversary of the date on which the Compensation Committee makes the determination that Misconduct occurred.
(iii)This Section 1.2(a) shall only apply to Covered Awards that were granted, vested, paid or settled (or would have been paid or settled in the absence of an elective deferral of payment by the individual) during the one-year period prior to the date on which the Compensation Committee makes the determination that Misconduct occurred.
(b)Material Restatement of Financial Statements. If the Company is required to prepare a Restatement, then, as determined by the Compensation Committee pursuant to this Policy, the Covered Executive’s unsettled Covered Awards will be subject to forfeiture, and the Covered Executive’s settled Covered Awards will be subject to recoupment, subject to the following:
(i)The forfeiture or recoupment of the Covered Awards will be effective only if the recipient of the Covered Award was a Covered Executive at any time during the period for which the financial statements are restated.

(ii)The forfeiture or recoupment will be effective only if the Covered Executive is notified of the forfeiture or recoupment prior to the one-year anniversary of the issuance of the restated financial statements.
(iii)The amount to be forfeited or recouped will not exceed the amount of the applicable Covered Awards for such Covered Executive that the Compensation Committee determines would not have been granted, vested, paid or settled if the financial results as corrected by the restatement had been known at the time the Covered Award was granted, vested, paid or settled.
(iv)This Section 1.2(b) shall only apply to Covered Awards that were granted, vested, paid or settled (or would have been paid or settled in the absence of an elective deferral of payment by the individual) during, or in respect of, the three completed fiscal years prior to the fiscal year in which the Compensation Committee makes the determination that a Restatement must be made; provided, that, any Covered Awards that became vested based on the satisfaction of one or more performance goals during a performance period of one or more fiscal years shall be treated for purposes of this Section 1(b)(iv) as becoming vested on the last day of the applicable performance period.
(v)In the event that the same compensation of a Covered Executive could be subject to forfeiture or recoupment both pursuant to this Section 1.2(b) and pursuant to Section 2.2 below, the terms of Article 2 shall control with respect to the forfeiture or recoupment of such compensation.
(c)Overpayments on Account of Inaccurate Level of Performance. If the amount of a Covered Award payable to a Covered Executive is calculated in whole or in part on the attainment of a level of objective quantifiable performance goals and, after the date on which such Covered Award is settled (or would have been paid or settled in the absence of an elective deferral of payment by the individual), the level of such performance used in whole or in part to calculate the amount of such payment is determined to have been inaccurate, and so the amount of the payment is greater than it should have been, then a Covered Executive who received an amount pursuant to a Covered Award in excess of the amount that would have been paid if the accurate level of performance had been used in the calculation may, in the discretion of the Compensation Committee, be required to repay the excess, subject to the following:
(i)The recoupment will be required only if the recipient was a Covered Executive during all or a portion of the performance period in respect of which the payment was made.
(ii)The recoupment will be effective only if the Covered Executive is notified of the recoupment prior to the one-year anniversary of the date that the Compensation Committee determines that the level of performance used whole or in part to determine the amount of payment was inaccurate.
(iii)The amount to be recouped will not exceed the amount of the Covered Award that the Compensation Committee determines would not have been paid if the level of the objective, quantifiable performance goals determined after the correction had been known at the time the Covered Award was settled.
(iv)This Section 1.2(c) shall only apply to Covered Awards that were granted, vested, paid or settled (or would have been paid or settled in the absence of an elective deferral of payment by the individual) during, and/or in respect of, the three completed fiscal years prior to the fiscal year in which the Compensation Committee determines that the level of performance used whole or in part to calculate the amount of payment was inaccurate; provided, that, any

Covered Awards that became vested based on the satisfaction of one or more performance goals during a performance period of one or more fiscal years shall be treated for purposes of this Section 1.2(c)(iv) as becoming vested on the last day of the applicable performance period.
Section 1.3Recoupment Amount. Subject to Section 1.2 above and Section 1.4 below, for Covered Awards settled in cash, the amount subject to recoupment will equal the gross amount of the cash payment made in settlement of such Covered Award. Subject to Section 1.2 above and Section 1.4 below, for Covered Awards settled with shares of the Company or other equity, the amount subject to recoupment will equal the fair market value of the gross number of shares or other equity settled with respect to such Covered Award on the date of such distribution minus any amount paid by the Covered Executive for such shares or other equity; provided, however, if the Covered Executive is employed and in compliance with any applicable share ownership guidelines of the Company, the Covered Executive may elect to satisfy any recoupment obligation with respect to shares that are being recouped by returning a number of shares equal to the number of shares that the Compensation Committee determines are being recouped pursuant to Section 1.2 above (and subject to Section 1.4 below), so long as such Covered Executive will remain in compliance with applicable share ownership guidelines after giving effect to such transfer of such shares back to the Company. In order to recoup sums due under this Policy in the amounts required by this Section 1.3, the Compensation Committee may direct the recipient of a Covered Award to repay the amount to be recouped on such terms as the Compensation Committee may direct (including, but without limitation to, directing the relevant amount be deducted or withheld from the relevant individual’s salary or from any other payment to be made to them by the Company or any of its affiliates).
Section 1.4Taxes. For Covered Executives subject to taxation in the U.S., the gross amount that would otherwise be recouped from a Covered Executive in accordance with Section 1.2 and Section 1.3 above will be reduced by an amount, as estimated by the Compensation Committee, equal to (A) minus (B) where (A) equals the amount of any taxes due from, or otherwise paid by, the Covered Executive with respect to payments (including amounts taxable as a result of settlement of a Covered Award) previously made to him or her that are being recouped pursuant to this Policy and where (B) equals the reduction in the amount of taxes otherwise due and payable by him or her as a result of the recoupment in the tax year in which such repayment is made. For Covered Executives subject to taxation in the United Kingdom, the Compensation Committee shall take into account the extent to which (A) exceeds (B) (where (A) and (B) are as defined in the previous sentence) in relation to United Kingdom taxes and shall reduce the gross amount that would otherwise be recouped from such a Covered Executive in accordance with Section 1.1 and Section 1.3 by such proportion of the excess (if any) as the Compensation Committee considers appropriate, acting reasonably, provided that, for these purposes, (B) shall also include any expected repayment of taxes paid or suffered by the Covered Executive in a previous tax year that results from the recoupment. Notwithstanding any other provision of this Policy to the contrary, distribution with respect to a Covered Award or settlement of a Covered Award will be made no later than the latest date on which such distribution or settlement would be required to avoid additional tax by reason of Section 409A of the Internal Revenue Code; provided, however, that if such distribution or settlement occurs during a period when such Covered Award remains suspended pursuant to Section 3.1 below, then the after-tax proceeds of such distribution or settlement shall be held in escrow until such time as such Covered Award is no longer subject to a suspension or such amounts are determined to have been forfeited by the Compensation Committee.
Section 1.5Attorney Fees. In the event of a dispute between the Company and an individual recipient of a Covered Award as to whether an amount may be forfeited or recouped under this Policy solely pursuant to the terms of this Article 1, the Company will pay the individual’s reasonable attorney fees incurred in connection with the dispute as those fees are incurred by the individual; provided, however, that the individual will be required to repay the legal fees to the Company if the court or arbitrator finds as part of a judgment in such dispute that the individual is liable to make a recoupment payment to the Company or that the forfeiture of an amount by an individual is appropriate, in each case, pursuant to the terms of this Policy.
Section 1.6Change in Control. Unless required by Applicable Law, no recoupment or forfeiture under this Article 1 will be made after a Change in Control with respect to any Covered Award with a Grant Date before the Change in Control. For this purpose, the term “Change in Control” shall have the meaning given to it in the 2004 Long-Term Incentive Plan of the Company as in effect on the Effective Date.
Article 2. FORFEITURE AND RECOUPMENT OF ERRONEOUSLY AWARDED COMPENSATION
Section 1.1Purpose. The purpose of this Article 2 is to provide for the recovery of erroneously awarded compensation in order to satisfy the requirements of the Listing Standards and Rule 10D-1 in the event of a Restatement.
Section 1.2Forfeiture; Right to Recoupment. If the Company is required to prepare a Restatement, then, as determined by the Compensation Committee, the Covered Executive’s unsettled Incentive-Based Compensation will be subject to forfeiture, and the Covered Executive’s settled Incentive-Based Compensation will be subject to recoupment, subject to the following:
(a)The forfeiture or recoupment of the Incentive-Based Compensation will apply to a recipient of Incentive-Based Compensation if the recipient of the Incentive-Based Compensation was a Covered Executive at any time during the performance period for such Incentive-Based Compensation. This Policy applies to Incentive-Based Compensation received by a Covered Executive after beginning services as a Covered Executive, and any subsequent changes in a Covered Executive’s employment status, including retirement or termination of employment, do not affect the Company’s rights to recover Erroneously Awarded Compensation pursuant to this Policy.
(b)The amount to be forfeited or recouped will equal the Erroneously Awarded Compensation. The Compensation Committee will take actions necessary to recover the Erroneously Awarded Compensation reasonably promptly following a Restatement. Where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Restatement, the amount must be based on a reasonable estimate of the effect of the Restatement on stock price or total shareholder return upon which the Incentive-Based Compensation was granted, vested, paid or settled. The Company will maintain documentation of the determination of that reasonable estimate and provide such documentation to the New York Stock Exchange. The amount of the Erroneously Awarded Compensation shall not be reduced based on, or otherwise calculated with regard to, any taxes paid by the Covered Executive with respect to such amounts.
(c)This Article 2 shall only apply to Incentive-Based Compensation that was received (or would have been received in the absence of an elective deferral of payment by the individual) during, or in respect of, the Applicable Period and that was received (or would have been received in the absence of an elective deferral of payment by the individual) during the period while the Company has a class of securities listed on a national securities exchange or a national securities association. For purposes of this Policy, Incentive-Based Compensation shall be deemed to have been received during the fiscal period in which the financial reporting measure specified in the applicable Incentive-Based Compensation is attained, even if such Incentive-Based Compensation is paid or granted after the end of such fiscal period. The

Company’s obligation to recover erroneously awarded compensation is not dependent on if or when the restated financial statements are filed.
Section 1.3Impracticability. The Company shall recover any Erroneously Awarded Compensation unless the conditions set forth in clauses (a), (b) or (c) of the following sentence are met and such recovery would be impracticable, as determined by the Compensation Committee in accordance with Rule 10D-1 and the Listing Standards. No recovery shall be required if:
(a)the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; provided that before concluding that it would be impractical to recover any amount of Erroneously Awarded Compensation based on this clause (a), the Company shall make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) and provide such documentation to the New York Stock Exchange;
(b)recovery would violate home country law where that law was adopted prior to November 28, 2022; provided that, before concluding that it would be impractical to recover any amount of Erroneously Awarded Compensation based on this clause (b), the Company shall obtain an opinion of home country counsel, acceptable to the New York Stock Exchange, that recovery would result in such violation, and shall provide such opinion to the New York Stock Exchange; or
(c)recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company or a subsidiary, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code.
Section 1.4No Indemnification. The Company shall not indemnify any current or former Covered Executive against the loss of Erroneously Awarded Compensation, and shall not pay, or reimburse any Covered Executives for premiums, for any insurance policy to fund such executive’s potential repayment obligations.
Article 3. GENERAL PROVISIONS
Section 1.1Method of Clawback. The Compensation Committee shall determine, in its sole discretion, the method of recovering any Covered Awards and Erroneously Awarded Compensation pursuant to this Policy, which may include, without limitation:
(a)requiring reimbursement of cash Covered Awards and Erroneously Awarded Compensation previously paid;
(b)seeking recovery of any value received on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;
(c)offsetting the recouped amount from any compensation otherwise owed by the Company or any subsidiary to the Covered Executive;
(d)cancelling outstanding vested or unvested equity awards; and/or
(e)taking any other remedial and recovery action, as determined by the Compensation Committee; provided, however, that any such action pursuant to subsections (a) through (e) shall be subject to applicable law and shall be subject to compliance with Section 409A of the Internal Revenue Code.

Section 1.2Suspension of Outstanding Covered Awards or Incentive-Based Compensation.
(a)After a determination by the Compensation Committee that an event may have occurred that would trigger the Compensation Committee’s right to apply forfeiture or recoupment pursuant to Article 1 or Article 2, the Compensation Committee may suspend all Covered Awards or Incentive-Based Compensation the Compensation Committee determines may be forfeited under Article 1 or Article 2, in which case and subject to the terms of this Section, Covered Awards or Incentive-Based Compensation subject to the suspension: (i) if unvested, will not vest, and (ii) otherwise will not be distributed or permitted to be exercised or otherwise settled. In the event the term of an option award will expire during a period of suspension, the Covered Executive will be permitted to exercise the option before it expires; however, settlement of the option award following such exercise will remain suspended and the securities otherwise deliverable upon settlement shall remain subject to forfeiture under the terms of this Policy.

(b)Following suspension of a Covered Award or Incentive-Based Compensation pursuant to Section 3.2(a) above, the Compensation Committee will determine as promptly as practicable whether the suspended Covered Award or Incentive-Based Compensation is to be forfeited or whether the suspension of the Covered Award or Incentive-Based Compensation is to be ended. For Covered Awards and Incentive-Based Compensation that are ultimately not forfeited, the following provisions will apply upon the Compensation Committee’s determination to lift the suspension:

(i) Unvested Covered Awards or Incentive-Based Compensation that would not otherwise have vested during the suspension by their original terms will be thereafter subject to vesting under their original terms;
(ii) Unvested Covered Awards or Incentive-Based Compensation that otherwise would have vested during the suspension by their original terms will vest as soon as practicable consistent with their original terms;
(iii) Cash Covered Awards or Incentive-Based Compensation such as annual bonus withheld during the suspension will be immediately payable;
(iv) In no event will distribution of cash or shares be made to a Covered Executive with respect to a Covered Award or Incentive-Based Compensation if, by reason of termination of employment or otherwise, the Covered Executive would have forfeited the Covered Award or Incentive-Based Compensation if the Covered Award or Incentive-Based Compensation had not been suspended; and
(v) Distribution or settlement of a Covered Award or Incentive-Based Compensation will be made no later than the latest date on which such distribution or settlement would be required to avoid additional tax by reason of Section 409A of the Internal Revenue Code; provided, however, that if such distribution or settlement occurs during a period when such Covered Award or Incentive-Based Compensation remains suspended pursuant to this Section 3.2, then the after-tax proceeds of such distribution or settlement shall be held in escrow until such time as such Covered Award or Incentive-Based Compensation is no longer subject to a suspension or such amounts are determined to have been forfeited by the Compensation Committee.

Section 1.3 Committee Administration and Discretion.
(a)The authority to manage the operation and administration of this Policy is vested in the Compensation Committee. This authority includes the obligation to determine (i) whether a Restatement has occurred for purposes of Article 2, Rule 10D-1 and the Listing Standards, (ii) the amount of any Erroneously Awarded Compensation and (iii) whether any conduct constitutes Misconduct for purposes of Article 1. The Compensation Committee may retain and rely upon the advice and determinations of legal counsel, accountants and other relevant experts to operate and administer this Policy. Any interpretation of this Policy by the Compensation Committee and any decision made by it with respect to this Policy will be final, binding and conclusive on all persons; provided, however, for the avoidance of doubt, any such interpretation shall be intended to comply with the Listing Standards.
(b)Any determinations and decisions regarding enforcement of the terms of Article 1 by the Compensation Committee shall be made by the Compensation Committee in its discretion. In reaching such determinations or decisions regarding enforcement of Article 1, the Compensation Committee may take into account a variety of factors it considers to be appropriate, including the proximity of the Covered Executive to any events or circumstances in question, the extent to which the Compensation Committee would have adjusted such Covered Employee’s prior compensation had it been aware of such events or circumstances at the time of such determination and the extent to which such events or circumstances have been otherwise taken into account in such Covered Executive’s compensation (such as through in-year annual bonuses). After taking into account such considerations as it determines to be relevant, the Compensation Committee may reduce or eliminate a forfeiture or recoupment that may otherwise apply to a Covered Award pursuant to Article 1.
Section 1.4Employment Status. The right of forfeiture or recoupment against a Covered Executive shall apply without regard to whether the Covered Executive is employed by the Company or a subsidiary at the time of the forfeiture or recoupment.
Section 1.5Amendment. This Policy may be amended by the Compensation Committee of the Company at any time; provided that, except for amendments that are required to comply with applicable law, governmental regulations or stock exchange requirements (“Applicable Law,” which term expressly includes, but is not limited to, regulations of the SEC and/or listing standards of the New York Stock Exchange (“NYSE”)), no such amendment may adversely affect any Covered Executive with respect to a Covered Award or Incentive-Based Compensation with a Grant Date that is before the date on which the amendment is adopted by the Compensation Committee without the consent of the Covered Executive.
Section 1.6Effective Date. This Policy as amended and restated is effective as of October 31, 2023 (the “Effective Date”). The terms of this Policy shall apply to any Covered Award or Incentive-Based Compensation that is received by a Covered Executive on or after October 2, 2023, even if such Covered Award Incentive-Based Compensation was approved, awarded or granted to the Covered Executive prior to October 2, 2023. Subject to applicable law, the Compensation Committee may effect forfeiture or recoupment under this Policy from any amount of compensation approved, awarded, granted, payable or paid to the Covered Executive prior to, on or after the Effective Date.
Section 1.7Successors. This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.
Section 1.8Other Recoupment Rights. The Compensation Committee intends that this Policy will be applied to the fullest extent of the law. The Compensation Committee will require that any agreement in respect of a Covered Award or Incentive-Based Compensation entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy and the application of this Policy to any Covered Award or Incentive-Based Compensation made prior to the Effective Date. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any other clawback or recoupment policy, any similar policy in any agreement in respect of a Covered Award or Incentive-Based Compensation, or similar agreement and any other legal remedies available to the Company.
Section 1.9Notice. Before the Compensation Committee determines to seek recovery pursuant to this Policy, it shall provide the Covered Executive with written notice and the opportunity to be heard at a meeting of the Compensation Committee (either in person or via telephone).
Section 1.10Disclosure Obligations. The Company shall file all disclosures with respect to this Policy that it is required by applicable SEC filings and rules to file.
Section 1.11Entire Agreement. In the event any contract, agreement or understanding with any Covered Executive is inconsistent with the terms of this Policy, the terms of this Policy shall govern.
Section 1.12Definitions. Capitalized terms used in this Policy shall be defined as set forth below or as otherwise defined in this Policy.
(a)Applicable Period. The term “Applicable Period” means the three completed fiscal years prior to the earlier of (i) the date the Board of Directors, a Board committee, or officer(s) authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement. In addition to the last three completed fiscal years described in the preceding sentence, the Applicable Period includes any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years; provided, however, a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year for purposes of the Applicable Period.
(b)Board or Board of Directors. The term “Board” or “Board of Directors” means the Board of Directors of the Company.
(c)Compensation Committee. The term “Compensation Committee” means the Compensation Committee of the Board of Directors.
(d)Covered Award. The term “Covered Award” means all incentive compensation (including cash bonuses or other cash incentive awards (including any deferred element thereof), and vested and unvested equity awards, including options, restricted stock and restricted stock units, performance stock unit awards and performance stock awards) from the Company or a subsidiary that (i) is awarded, earned, vested or settled during or after the fiscal year in which the recipient is a Covered Executive, or (ii) is either outstanding during, or has a performance period that relates to, the fiscal year in which the recipient is a Covered Executive. Covered Awards do not include other compensation such as base salary or elective deferrals of base salary. This Policy, in accordance with its terms, applies to a Covered Award regardless of whether it is granted before or after adoption of this Policy and regardless of whether it is granted before or after an individual becomes a Covered Executive.

(e)Covered Executive. The term “Covered Executive” means (i) as of any date, an individual who is one of the Company’s current or former executive officers as defined by the Listing Standards and Rule 10D-1; and (ii) for purposes of the application of Article 1 only, as of any date, has a title of Managing Director or above and was a direct report of the Chief Executive Officer of the Company as of such date.
(f)Erroneously Awarded Compensation. The term “Erroneously Awarded Compensation” means the amount of Incentive-Based Compensation received by a Covered Executive that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated financial statements.
(g)Incentive-Based Compensation. The term “Incentive-Based Compensation” means all compensation (including cash bonuses or other cash incentive awards (including any deferred element thereof), and vested and unvested equity awards, including options, restricted stock and restricted stock units, performance stock unit awards and performance stock awards) from the Company or a subsidiary of the Company that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. For the avoidance of doubt, Incentive-Based Compensation does not include annual salary, compensation awarded based on completion of a specified period of service, or compensation awarded based on subjective standards, strategic measures, or operational measures, unless also based on attainment of a Financial Reporting Measure.
(h)Financial Reporting Measures. The term “Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, including, without limitation, stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return). For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company’s financial statement or included in a filing with the SEC.
(i)Restatement. The term “Restatement” means an accounting restatement of the Company’s financial statements due to material noncompliance with any financial reporting requirement applicable to the Company under the federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
(j)Grant Date. The term “Grant Date” of a Covered Award and Incentive-Based Compensation means the date such award is approved by the Compensation Committee (or other person or persons with authority to approve such Covered Award).
(k)Misconduct. The term “Misconduct” means (i) the Covered Executive is convicted of, or pleads guilty or nolo contendere to, or enters into an agreement for deferred adjudication, deferred prosecution, or other form of delayed disposition for (A) any felony (or, for a crime occurring outside of the United States, a crime which would otherwise constitute a felony if such crime were prosecuted pursuant to the laws of the United States or the State of New York) or (B) a crime involving moral turpitude which, in the judgment of the Compensation Committee, reflects in an adverse manner on the reputation of the Company or causes emotional or physical harm to another person, whether or not connected with the Company or its Subsidiaries, or (ii) the Covered Executive engages in (or has engaged in) serious misconduct or other inappropriate behavior, including, but not limited to, fraud, embezzlement, misrepresentation, criminal activities, falsification of Company records, theft, violent acts or threats of violence, unethical conduct, or a violation of law, regulation, applicable codes of conduct, or the Company’s Global Code of Ethics or any material violation of any other rules, policies, procedures or guidelines of the Company or any subsidiary, which, in the judgment of the Compensation Committee, may cause material harm to the Company’s employees, may cause material reputational harm to the Company or may expose the Company to material legal, regulatory or financial liability.
Section 1.13Voluntary Programs. The Covered Awards and Incentive-Based Compensation subject to this Policy (collectively, the “Programs”) are voluntary programs, and each individual participating in the Programs (the “Participants”) has chosen to participate in the Programs. Each Participant understands that all payments and benefits provided under the Programs are paid as advances that are subject to recoupment as set forth above, and the Participant specifically agrees to such recoupment. Each individual who is otherwise eligible to receive future grants of Covered Awards and Incentive-Based Compensation subject to this Policy may be required, as a condition to remain eligible to receive such grants, to sign an acknowledgement agreeing to the terms of this Policy substantially in the form attached hereto as Appendix A.

Appendix A
Acknowledgement

[Date]

[Covered Executive name]
[Address]

Dear [Covered Executive name]:

[You previously agreed to the terms of the Amended and Restated Assured Guaranty Ltd. Executive Officer Recoupment Policy. The Compensation Committee of the Board of Directors of Assured Guaranty Ltd. (the “Company”) recently amended and restated such policy with the Amended and Restated Assured Guaranty Ltd. Executive Recoupment Policy as of October 31, 2023 (as it may be amended, restated, supplemented or otherwise modified from time to time, the “Recoupment Policy”).]1 [The Compensation Committee of the Board of Directors of Assured Guaranty Ltd. (the “Company”) has established the Amended and Restated Assured Guaranty Ltd. Executive Recoupment Policy as of October 31, 2023 (as it may be amended, restated, supplemented or otherwise modified from time to time, the “Recoupment Policy”).]2 Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Recoupment Policy.

Your receipt of grants of equity or cash incentive compensation is conditioned on your agreeing to the terms of the Recoupment Policy. Please sign and return a copy of this letter to [Company representative] indicating that you have received a copy of the Recoupment Policy and that you agree to its application both during and after your employment with the Company or any of its subsidiaries.

Pursuant to the terms of the Recoupment Policy, if you engage in Misconduct, if there is a Restatement, or if there is an overstatement of the Company’s performance with respect to objective, quantifiable performance goals, then certain compensation granted to you (whether granted on, before, or after the date on which the Recoupment Policy was adopted by the Company or the date on which you sign this letter) will be subject to recoupment or forfeiture to the extent provided in the attached Recoupment Policy. Additionally, you agree and acknowledge that, in the event any contract, agreement or understanding with you is inconsistent with the Recoupment Policy, the terms of the Recoupment Policy shall govern.

You also agree and acknowledge that the Covered Awards and Incentive-Based Compensation subject to the Recoupment Policy (collectively, the “Programs”) are voluntary programs, that you have chosen to participate in the Programs, and that you specifically agree to such forfeiture and recoupment as provided pursuant to the terms of the Recoupment Policy. As noted above, in order to be eligible for future grants, you must sign and return this acknowledgement to [Company representative] no later than [date].

If you have any questions about the Recoupment Policy, please contact me.

Very truly yours,
1 Include this sentence if the Covered Executive previously signed an acknowledgment.
2 Include this sentence if the Covered Executive did not previously sign an acknowledgment.

753202672.17

[Company representative name]
[Title]

Acknowledged and agreed:

[Covered Executive name]

Date: